Exhibit 99.1

Danaos Corporation Announces Strategic Partnership with Glenfarne Group to advance the Alaska LNG Project.

January 20, 2026

ATHENS, Greece, January 20, 2026 /PRNewswire/ -- Danaos Corporation, one of the world's largest independent owners of containerships, (the "Company") (NYSE: DAC) announced today a strategic partnership with Glenfarne Group LLC ("Glenfarne Group") to advance the Alaska LNG project.

More specifically, Danaos Corporation will make a $50 million development capital equity investment in Glenfarne Alaska Partners LLC while it will also be the preferred tonnage provider to construct and operate at least six LNG carriers to deliver LNG to global customers for Glenfarne Alaska LNG, LLC, majority owner and developer of the Alaska LNG Project.

Glenfarne is developing Alaska LNG in two financially independent phases to accelerate project execution. Phase One consists of a 765-mile, 42-inch pipeline to transport natural gas from Alaska’s North Slope to meet Alaska’s domestic energy needs. Phase Two will add the LNG liquefaction terminal and related infrastructure to export 20 million tonnes per annum (MTPA) of LNG.

Glenfarne became lead developer of Alaska LNG in March 2025. Since then, Glenfarne has secured preliminary commercial commitments from leading LNG buyers in Japan, Korea, Taiwan, and Thailand for 11 MTPA of LNG, and strategic partnerships that also include Baker Hughes and POSCO International. Glenfarne owns 75% of Alaska LNG and the Alaska Gasline Development Corporation owns 25%.

Glenfarne Group is a privately held global developer, owner, and operator of energy infrastructure assets that owns and operates over 60 energy assets through three core businesses: Global LNG Solutions, Grid Stability, and Renewables. Glenfarne’s permitted North American LNG portfolio totals 32.8 MTPA of capacity under development in Alaska, Louisiana, and Texas.

Danaos Chief Executive Officer Dr. John Coustas commented: "As Alaska LNG opens up a major new source of North Pacific energy, Danaos is pleased to offer our shipping expertise to reliably serve customers across the region and around the world with safe, competitive LNG delivery. This transaction provides us with an opportunity to expand on our expertise in global seaborne transportation and expand the footprint of Danaos in the LNG and Energy segments."

About Danaos Corporation

Danaos Corporation is one of the largest independent owners of modern, large-size container vessels. Our current fleet of 75 container vessels aggregating 477,491 TEUs and 25 under construction container vessels aggregating 163,950 TEUs ranks Danaos among the largest container vessels charter owners in the world based on total TEU capacity. Danaos has also invested in the dry bulk sector with the acquisition of 11 capesize drybulk vessels, which on a fully delivered basis, aggregate approximately 1,943,286 DWT. Our container vessels fleet is chartered to many of the world's largest liner companies on fixed-rate charters. Our long track record of success is predicated on our efficient and rigorous operational standards and environmental controls. Danaos Corporation's shares trade on the New York Stock Exchange under the symbol "DAC".

Visit our website at www.danaos.com

Company:
Evangelos Chatzis
Chief Financial Officer
Danaos Corporation
Athens, Greece
Tel.: +30 210 419 6480
E-Mail: cfo@danaos.com

Investor Relations and Financial Media
Rose & Company
New York
Tel. 212-359-2228
E-Mail: danaos@rosecoglobal.com